# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000897101-26-000113
Filed by CIK 0002082296

## Reporting persons
- Aspasia Felice Vahaviolos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,794,839; shared voting power 4,310,811; sole dispositive power 1,794,839; shared dispositive power 4,310,811; aggregate amount beneficially owned 6,105,650 (19.2% of the class)

## Item 1. Issuer
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, NJ, 08550.

## Item 2. Person Filing
Name of person filing: Aspasia Vahaviolos
Address of principal business office or, if none, residence: 7 Ridgeview Road Princeton, NJ 08540
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned:
6,105,650*

* The 6,105,650 shares reported as beneficially owned by the Reporting Person consists of (i) 1,794,839 shares held directly by the Reporting Person and (ii) 4,310,811 shares held in a grantor retained annuity trust (the "Trust"). The Reporting Person's daughter, who does not reside with her, is the trustee for the Trust and currently holds power over the voting and disposition of the shares of common stock held by the Trust. The Reporting Person may be deemed to have beneficial ownership of the shares held by the Trust because of a potential right to re-acquire the shares within sixty days.
Percent of class:
19.2*

* This percentage calculation is based on 31,849,893 outstanding shares as of August 5, 2026 as reported by the issuer.
Sole power to vote or to direct the vote: 1,794,839
Shared power to vote or to direct the vote: 4,310,811
Sole power to dispose or to direct the disposition: 1,794,839
Shared power to dispose or to direct the disposition: 4,310,811

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aspasia Felice Vahaviolos: /s/ Aspasia Vahaviolos, Aspasia Vahaviolos (08/13/2026)